UNITED STATES
			  SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

					FORM 1-U

			CURRENT REPORT PURSUANT TO REGULATION A


	Date of Report (Date of earliest event reported): October 17, 2016

				 Punch TV Studios, Inc.
			(Exact name of registrant as specified in its charter)

Delaware			024-10491		   46-5033791
State or Jurisdiction 	  Commission File Number	   (IRS Employer
of Incorporation or 					Identification Number)
Organization


				1123 East Redondo Boulevard
				Inglewood, California 90302
			(Address of principle executive offices)

				     909.486.4742
		(Registrants telephone number, including area code)

Title of each class of securities pursuant to Regulation A: Common Stock

ITEM 9		OTHER EVENTS

On October 17, 2016, the Company entered into an Advisory Agreement with Music World Entertainment, LLC, which provided that Mathew Knowles shall serve as our President of Content Development. Mr. Knowles duties shall include the production, development and promotion of content for the Company, with an emphasis on musical and television content for syndication.

In approving the selection of Mr. Knowles as President of Content Development, the Board of Directors, consisting solely of Joseph Collins, has considered all relevant factors, concluding that the Company, Mr. Knowles, and Music World Entertainment, LLC are not aware of any conflicts of interest between the Company, Mr. Knowles or Music World Entertainment, LLC.

SIGNATURE

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2016					PUNCH TV STUDIOS, INC.

							By: /s/ Joseph Collins
							Joseph Collins
							Chief Executive Officer
							Punch TV Studios, Inc.